February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jason Drory

Re:	Decibel Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-252347

Acceleration Request

Requested Date:        February 11, 2021

Requested Time:        4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc. and SVB Leerink LLC, as representatives of the several underwriters, hereby join the Company in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-252347) (the “Registration Statement”) to become effective on Thursday, February 11, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Sheng
Name: Jennifer Sheng
Title: Managing Director

SVB LEERINK LLC

By:	/s/ Irena Melnikova
Name: Irena Melnikova
Title: Managing Director

cc:	Laurence Reid, Ph.D., Decibel Therapeutics, Inc.

Elisabeth Leiderman, M.D., Decibel Therapeutics, Inc.

Seo Salimi, Goodwin Procter LLP

William A. Magioncalda, Goodwin Procter LLP

Stuart M. Falber, Wilmer Cutler Pickering Hale and Dorr LLP

Scott N. Lunin, Wilmer Cutler Pickering Hale and Dorr LLP

[Signature Page to Acceleration Request]